

Navient to Acquire Earnest

October 4, 2017



Forward-Looking Statements

The following information is current as of June 30, 2017 (unless otherwise noted) and should be read in connection with Navient Corporation's (Navient) Annual Report on Form 10-K for the year ended December 31, 2016 (the "2016 Form 10-K"), filed by Navient with the Securities and Exchange Commission (the "SEC") on February 24, 2017 and subsequent reports filed by Navient with the SEC. Definitions for capitalized terms in this presentation not defined herein can be found in our 2016 Form 10-K. This presentation contains "forward-looking" statements and other information that is based on management's current expectations as of the date of this presentation. Statements that are not historical facts, including statements about our beliefs, opinions, or expectations and statements that assume or are dependent upon future events, are forward-looking statements and often contain words such as "expect," "anticipate," "intend," "plan," "believe," "seek," "see," "will," "would," or "target." Forward-looking statements are subject to risks, uncertainties, assumptions and other factors that may cause actual results to be materially different from those reflected in such forward-looking statements.

For us, these factors include, among others, the risks and uncertainties associated with:
• increases in financing costs;
• the availability of financing or limits on liquidity resulting from disruptions in the capital markets or other factors;
• unanticipated increases in costs associated with compliance with federal, state or local laws and regulations;
• changes in the marketplaces in which we compete (including changes in demand or changes resulting from new laws and regulations);
• changes in accounting standards including but not limited to changes pertaining to loan loss reserves and estimates or other accounting standards that may impact our operations;
• adverse outcomes in any significant litigation to which we are a party;
• credit risk associated with our exposure to third parties, including counterparties to hedging or other derivative transactions; and
• changes in the terms of education loans and the educational credit marketplace (including changes resulting from new laws and the implementation of existing laws).
We could also be affected by, among other things:
• unanticipated deferrals in our FFELP securitization trusts that would delay repayment of the bonds beyond their legal final maturity date;
• reductions to our credit ratings, the credit ratings of asset-backed securitizations we sponsor or the credit ratings of the United States of America;
• failure of our operating systems or infrastructure, or those of third-party vendors;
• risks related to cybersecurity including the potential disruption of our systems or potential disclosure of confidential customer information;
• damage to our reputation resulting from cyber-breaches, litigation, the politicization of student loan servicing or other actions or factors;
• failure to successfully implement cost-cutting initiatives and adverse effects of such initiatives on our business;
• failure to adequately integrate acquisitions or realize anticipated benefits from acquisitions including delays or errors in converting portfolio acquisitions to our servicing platform;
• changes in law and regulations including but not limited to changes with respect to the student lending or servicing business and financial institutions generally, securitizations or derivatives;
• increased competition from banks and other consumer lenders;
• the creditworthiness of our customers;
• changes in the general interest rate environment, including the relationship between the relevant money-market index rate and the rate at which our assets are priced;
• our ability to successfully effectuate any acquisitions and other strategic initiatives;
• changes in the demand for asset management and business processing services;
• changes in general economic conditions; and
• the other factors that are described in the "Risk Factors" section of the 2016 Form 10-K and in our other reports filed with the SEC.

The preparation of our consolidated financial statements also requires management to make certain estimates and assumptions including estimates and assumptions about future events. These estimates or assumptions may prove to be incorrect and actual results could differ materially. All forward-looking statements contained in this presentation are qualified by these cautionary statements and are made only as of the date of this presentation. We do not undertake any obligation to update or revise these forward-looking statements except as required by law.

Navient reports financial results on a GAAP basis and also provides certain non-GAAP "core earnings" performance measures. When compared to GAAP results, "core earnings" exclude the impact of: (1) unrealized, mark-to-market gains/losses on derivatives; and (2) goodwill and acquired intangible asset amortization and impairment. Navient provides core earnings measures because this is what management uses when making management decisions regarding Navient's performance and the allocation of corporate resources. Navient core earnings are not defined terms within GAAP and may not be comparable to similarly titled measures reported by other companies. For additional information, see "Core Earnings — Definition and Limitations" in Navient's second quarter earnings release for a further discussion and a complete reconciliation between GAAP net income and core earnings.

Acquisition of Earnest: Leading technology enabled lender and education finance company

Combines Navient's 40+ years of data, analytics, capital markets and industry operating experience with best-in-class technology and digital origination capabilities

Strategically Compelling & Financially Attractive
- Accelerates ability to capture significant share in the large and growing education financing market
- Expected to generate strong and predictable cash flows with returns above our cost of capital
- Meaningful value created from more stable funding base, better capital market execution and additional revenue and scale opportunities
- Provides an ability to reinvest Navient's capital to generate additional shareholder value, consistent with our capital allocation guidelines

Best-in-Class Digital Origination Capabilities
- Earnest's platform was developed for "digitally native" borrowers, with a focus on the direct-to-consumer student loan refinance space and other consumer asset classes
- Quality brand with industry-leading net promotor score driven by strong customer experience
- Earnest maintains consumer lending licenses on a state-by-state basis covering 95%+ of the U.S. population

Robust Technology
- Earnest's significant investment in data science leads to better learning algorithms, enabling sophisticated and efficient underwriting and pricing
- Digital platform builds a holistic financial profile of each borrower

Strong Management Team
- Earnest's founders will continue as key members of the Navient team and have meaningful invested capital
- Earnest's broader leadership team and functional specialists have deep technology and digital marketing expertise

Earnest overview



- Founded in 2013, Earnest is a leading, data-driven and digitally focused consumer finance business

- Technology-first platform uses software and algorithms in origination to enable competitive underwriting and pricing

- Expected to originate nearly $1 billion in education refinancing loans in 2017

- Projected student loan receivables of ~$0.5 billion at closing

- Earnest clients consist of high quality, financially responsible professionals
  - 77% of borrowers hold advanced degrees
  - Average income over $139,000 with a FICO of 776
  - The average customer is 32 years old and more than 6 years removed from graduation

Refinancing education loans is an attractive opportunity

- Large addressable market
  - New student loan originations over next 10 years projected to be significantly over $1 trillion[2]

- Opportunity to originate and acquire assets from multiple channels/originators

- Graduation, employment and proven cash flows meaningfully reduce credit risk

- Earnest enhances our ability to protect Navient legacy portfolio from external consolidators

- Non-compete for in-school Private Education Loan originations ends December 31, 2018

Estimated Outstanding Education Loan Market[1]

$1.4 Trillion as of FFYE 9/30/2016
($ in billions)



FFELP loans owned by Navient, $90

Private Education Loans owned by Navient, $24

Private Education Loans not owned by Navient, $78

Federal Loans not owned by Navient, $1,202

[1] Source: Navient estimates for total outstanding Federal Loans based on FSA Data Center, Portfolio Summary, September 30, 2016; Navient estimates for total outstanding Private Education Loans based on "The MeasureOne Private Student Loan Report" December, 2016; Navient 10Q filings
[2] Assumes annual growth rate of 3.5% - 5.0% for both federal and private student loans beginning in 2016-2017 academic year based on historical growth in cost of tuition per The College Board "Trends in College Pricing 2016" and historical loan originations per the Federal Student Aid Portfolio Summary

Transaction summary

- Navient has entered into a definitive agreement to acquire Earnest for $155 million in cash, subject to certain closing adjustments

- Financing for the transaction will be entirely through cash on hand

- As a result of the recent acquisitions of Earnest, Duncan Solutions and $6.5 billion of education loans, effective October 4, 2017, Navient will suspend its remaining share repurchase program[1] through year end 2018 to allocate capital towards growing the education lending business and sustaining our TNA ratio[2] between 1.2x and 1.3x

- Transaction does not impact our annual dividend policy

- Agreement provides for a performance-based incentive plan for Earnest founders and key members of management

- Closing expected in the fourth quarter of 2017, subject to customary closing conditions

- Expected to be dilutive to GAAP 2018 EPS by $0.08 - $0.10 and accretive to GAAP EPS in the second half of 2019 under a make and hold model[3]

- Loan level ROE immediately exceeds cost of capital

[1] As of September 30, 2017, the remaining repurchase authority was $160 million. In the nine months ended September 30, 2017, Navient repurchased 29.6 million shares for $440 million.
[2] The tangible net asset (TNA) ratio equals GAAP tangible assets less secured debt and other liabilities adjusted for the impact of derivative accounting under GAAP and unamortized net floor premiums divided by unsecured debt.
[3] Dilution to GAAP 2018 EPS is primarily related to the accounting of upfront costs related to marketing and origination expenses. These projections are based on internal estimates and assumptions and are subject to ongoing review and modification. These projections may prove to be incorrect

Continued focus on capital allocation priorities

Maintain discipline on balance sheet, invest in growth and return excess capital to shareholders

Common Dividend

- Annual dividend of $0.64 per share

Growth Opportunities

- Growth of Student Loan Refinance portfolio
- Continue to pursue attractive portfolio and servicing acquisitions, as well as fee businesses

Leverage Ratios

- Maintain TNA ratio[1] between 1.2x and 1.3x, building book value

Share Repurchase

- Return additional excess capital and cash flows to shareholders through share repurchases

[1] The tangible net asset (TNA) ratio equals GAAP tangible assets less secured debt and other liabilities adjusted for the impact of derivative accounting under GAAP and unamortized net floor premiums divided by unsecured debt.







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